January 5, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, C. C. 20549-4628

Re:	Energy Quest Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 14, 2009
File No. 000-28305

Dear Mr. Hiller:

     This letter responds to comments received by Energy Quest, Inc. from the Securities and Exchange Commission (“SEC” or Commission”) to the above-referenced filing. Our comments are based on a thorough analysis and discussion, utilizing a core team of audit experts who provides services on Energy Quest, Inc. behalf.

     Our response to the specific issues can be found in Attachment “A”

     We thank you in advance for considering our comments. Should you have any question or need any additional information do not hesitate to contact me at 256-453-5335.

Best Regards,

Ron Foster,
Secretary & Treasurer

850 South Boulder Hwy, Suite 169 • Henderson, Nevada 89015
Telephone: 702.568.4131 • Fax: 678.623.5401
www.nrgqst.com

Attachment “A”

Form 10-K for the Fiscal Year Ended December 31, 2008

Description of Business, Page 7

Comment

1.

We understand that you have entered into non binding letters of Intent for the potential joint venture projects with Vilma Enterprise, Willow Industries and Etanol del Pacifice Sur, S.A. We note that disclosures in your Form 10-Qs filed subsequently in 2009 do not provide any updates regarding these potential deals. Please note that developments related to any significant contract should be disclosed in you subsequent periodic reports.

Response:

None of these letters of intent were pursued due to cash constraints. The company has not entered into any contracts with these potential joint venture partners due to financing not being available for these projects. The letters of intent are still active; however have no avenue for funding these projects at this time. Due to the fact that there have been no significant developments, we believe our subsequent disclosures are adequate.

Controls and Procedures, Page 16

Comment

2.

Please not e that your conclusion regarding the effectiveness of you disclosure controls and procedures should explicitly state whether your disclosure control controls and procedures were effective or ineffective as of December 31, 2008. Additionally, and representation of definition of disclosure controls and procedures that you include should encompass the complete definition ser forth in Rule 13a- 15(c) of the regulation 13A.

Response:

Disclosure Controls and Procedures

We will amend the Form 10-K filing to revise our disclosure related to our disclosure controls as follows:

850 South Boulder Hwy, Suite 169 • Henderson, Nevada 89015
Telephone: 702.568.4131 • Fax: 678.623.5401
www.nrgqst.com

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure.

As of the end of the period covered by this Report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act. Based upon, and as of the date of this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Financial Statements

Statement of Cash Flow, page F-4

Comment

3

We note that your statement of cash flows indicates that you have written off restricted cash of $80,000 during the year ended December 31, 2008. Please explain the circumstances under which you did not have custody of the restricted cash and how you determined that it was impaired, providing detail information about the facts and circumstances that led to this conclusion.

Response:

Restricted Cash

Restricted cash consists of deposits required by our lending arrangements and is classified as a current asset. We transferred $80,000 to an agent of the company to establish a bank account to comply with certain debt covenants. The funds were never deposited and we were unable to recover the $80,000. As a result, we recorded a charge in other operating expenses of $80,000.

Note – Common Stock, page F-7

Comment

4.	We note that your Consolidated Statement of Changes in stockholder’s Equity shows that you issued 2,982,021 Shares of common shares to settle debt during

850 South Boulder Hwy, Suite 169 • Henderson, Nevada 89015
Telephone: 702.568.4131 • Fax: 678.623.5401
www.nrgqst.com

2008. However, your disclosure at Note 8(c) and 8(b) states that you had not issued the shares as of December 31, 2008. Other disclosures at Note 8(a) and 8(b) also indicate that you have treated these shares as outstanding as of December 31, 2008 which had not been issued as of the balance sheet date.

We understand that in each of these cases you have reflected the shares as outstanding due to a legal obligation existing at eh balance sheet date. Please tell how you determined that should be presented as outstanding and why the obligation should not be accounted for as liabilities given their contractual nature, and cite the specific accounting literature that you have relied upon.

Response:

We recognized the settlement of the debt and the issuance of the shares because of the legally binding agreement entered into prior to the end of the year. This agreement provided for the issuance of fully vested non-forfeitable shares on the date the agreement was signed. The physical issuance of these shares was perfunctory and these shares were physically issued on February 24, 2009. However, the counterparty to the agreement received full rights and economic consequences related to these shares on the date the agreement was executed. We did not believe the administrative function of physically issuing the shares should impact the recognition of the transaction. We believe the accounting is correct in context of SFAS 123(R), EITF 96-18, paragraph 16 of SFAS 140 and the SEC’s position on recognizing fully vested share-based awards.

Exhibit 31.1 and 31.2

Comment

5.

We note that in paragraph 4(d) of you annual certifications, you refer to “the period covered by the quarter report” as opposed to “the registrant’s most recent fiscal quarter”. Pease revise certifications to include the correct representations to comply with Item 601(b)(31)(i) of Regulation S-K.

Response:

The above language will be revised in the amended filing.

850 South Boulder Hwy, Suite 169 • Henderson, Nevada 89015
Telephone: 702.568.4131 • Fax: 678.623.5401
www.nrgqst.com